Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement No. 0-18460 on Form S-8, the registration statement No. 333-66402 on Form S-8, and the registration statement No. 333-116856 on Form S-8 of Community Capital Corporation of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule H, line 4i - Schedule of Assets  Held at End of Year as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Community Capital Corporation Employee Stock Ownership Plan.

/s/ Elliott Davis, LLC

Columbia, South Carolina
June 26, 2009